UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         -----------------------------

                                   FORM 8-K

                                CURRENT REPORT

                     PURSUANT TO SECTION 13 OR 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934


                       Date of Report  - April 8, 2005
                Date of Earliest Event Reported:  April 7, 2005


                       THE MAY DEPARTMENT STORES COMPANY
              (Exact name of Registrant as specified in its charter)

   Delaware                        I-79                      43-1104396
(State or other                (Commission                (IRS Employer
jurisdiction of               File Number)           Identification No.)
incorporation)

611 Olive Street, St. Louis, Missouri                            63101
(Address of principal executive offices)                     (Zip code)

   Registrant's telephone number, including area code: (314)342-6300

                                Not Applicable
          (former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (See General Instruction A.2. below):
[x] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[  ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17
      CFR 240.14a-12)
[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the
      Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))










Item 8.01.  Other Events.


     On April 7, 2005, The May Department Stores Company and Federated Department Stores, Inc. ("Federated") issued a joint press release announcing that they received a request for additional information from the Federal Trade Commission in connection with its review of the proposed merger between the two companies and that the Securities and Exchange Commission will review the registration statement on Form S-4 filed by Federated on March 30, 2005 in connection with the merger. A copy of the joint press release is attached as Exhibit 99.1 and is incorporated herein by reference.


Item 9.01.  Financial Statements and Exhibits.

     (c) Exhibits.

      Exhibit No.      Exhibit

      99.1 Joint Press Release issued by The May Department Stores Company and Federated Department Stores, Inc. on April 7, 2005.








                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                          THE MAY DEPARTMENT STORES COMPANY


Date: April 8, 2005             By:        /s/ Richard A. Brickson
                                Name:      Richard A. Brickson
                                Title:     Secretary

















                                  EXHIBIT INDEX


Exhibit     Description

99.1 Joint Press Release issued by The May Department Stores Company and Federated Department Stores, Inc. on April 7, 2005.













                             EXHIBIT 99.1

MAY NEWS

For Immediate Release          Contact: Sharon Bateman (314) 342-6494

FTC ISSUES REQUEST FOR ADDITIONAL INFORMATION IN FEDERATED/MAY MERGER

     ST. LOUIS, CINCINNATI AND NEW YORK, April 7, 2005 - Federated Department Stores, Inc. (NYSE: FD) and The May Department Stores Company (NYSE: MAY) today announced that the Federal Trade Commission (FTC) has issued a request for additional information in connection with its review of the proposed merger between the two companies. In addition, the Securities and Exchange Commission (SEC) will review the registration statement on Form S-4 filed by Federated on March 30, 2005, in connection with the proposed merger. Requests of this nature are typical in a transaction of this size and were expected. Federated and May plan to respond promptly to the FTC's request for additional information and to any comments received from the SEC, and continue to believe that the merger will be completed in the third quarter of 2005.

Forward-Looking Statements

     This document contains statements about expected future events that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, Federated and May's expectations regarding the review processes by the FTC and the SEC, the anticipated closing and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Federated and May's management and are subject to significant risks and uncertainties. Actual results could differ materially from those expressed in the forward-looking statements contained in this document because of a variety of factors, including a significant change in the timing of, or the imposition of any government conditions or legal impediments to, the closing of the proposed transaction. Additional factors that may affect the future results of Federated and May are set forth in their respective filings with the SEC, which are available at www.fds.com and www.mayco.com, respectively.

Additional Information and Where to Find It

     In connection with the proposed transaction, Federated has filed a registration statement on Form S-4 with the SEC (Registration No. 333-123667), containing a preliminary joint proxy statement/prospectus relating to the proposed merger. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

                                - more -


                                      2

Investors may obtain a free copy of the registration statement and the definitive joint proxy statement/prospectus (when available), as well as other filed documents containing information about Federated and May, including the annual report on Form 10-K of each of Federated and May for the fiscal year ended Jan. 29, 2005, at the SEC's website (www.sec.gov). Free copies of Federated's SEC filings are also available on Federated's website at www.fds.com, or by request to Office of the Secretary, Federated Department Stores, Inc., 7 West Seventh Street, Cincinnati, OH 45202. Free copies of May's SEC filings are also available on May's website at www.mayco.com, or by request to Corporate Communications, The May Department Stores Company, 611 Olive Street, St. Louis, MO 63101-1799.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

     Federated, May and their respective officers and directors and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from Federated or May's stockholders with respect to the proposed transaction. Information regarding the current officers and directors of Federated is available in its proxy statement filed by Federated with the SEC on April 15, 2004. Information regarding the current officers and directors of May is available in its proxy statement filed by May with the SEC on April 22, 2004. More detailed information regarding the identity of potential participants and their direct and indirect interests in the solicitation, by security holdings or otherwise, is set forth in the registration statement on Form S-4 filed with the SEC in connection with the proposed transaction.

About Federated

     112,000 employees in 34 states. Founded 1929, headquartered in Cincinnati, Ohio, with corporate offices in Cincinnati and New York. Federated currently operates more than 450 stores in 34 states, Guam and Puerto Rico under the names Macy's and Bloomingdale's. The company also operates macys.com and Bloomingdale's By Mail. Annual sales: $15.6 billion.

About May

     132,000 employees in 46 states. Founded 1910, headquartered in St. Louis, Mo. At the end of fiscal year 2004, May operated 491 department stores under the names Famous-Barr, Filene's, Foley's, Hecht's, Kaufmann's, Lord & Taylor, L.S. Ayres, Marshall Field's, Meier & Frank, Robinsons-May, Strawbridge's, and The Jones Store, as well as 239 David's Bridal stores, 449 After Hours Formalwear stores, and 11 Priscilla of Boston stores. May currently operates in 46 states, the District of Columbia and Puerto Rico. Annual sales: $14.4 billion.
                                   # # #

Federated Contacts:
Media: Carol Sanger 513-579-7764
Investor: Susan Robinson 513-579-7780